As filed with the United States Securities and Exchange Commission on April 26, 2016   333- 203221

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C.  20549

POST-EFFECTIVE AMENDMENT NO. 1 TO FORM F-6
REGISTRATION STATEMENT
UNDER
THE SECURITIES ACT OF 1933 FOR AMERICAN DEPOSITARY SHARES EVIDENCED BY
AMERICAN DEPOSITARY RECEIPTS

PHAROL , SGPS S.A.
(Exact name of issuer of deposited securities as specified in its charter)

N/A
(Translation of issuer’s name into English)

Portugal
(Jurisdiction of incorporation or organization of issuer)

DEUTSCHE BANK TRUST COMPANY AMERICAS
(Exact name of depositary as specified in its charter)

60 Wall Street
New York, New York 10005
(212) 250-9100
(Address, including zip code, and telephone number, including area code, of depositary’s principal executive offices)

Depositary Management Corporation
570 Lexington Avenue, Suite 2405
New York, New York 10022
(212) 319-4800
(Address, including zip code, and telephone number, including area code, of agent for service)

Copies to:

Deutsche Bank Trust Company Americas
60 Wall Street
New York, New York 10005
(212) 250-9100

It is proposed that this filing become effective under Rule 466

☒	immediately upon filing	☐	on (Date) at (Time)

If a separate registration statement has been filed to register the deposited shares, check the following box.  ☐

CALCULATION OF REGISTRATION FEE
Title of Each Class of Securities to be Registered	Amount to be Registered	Proposed Maximum Aggregate Price Per Unit*	Proposed Maximum Aggregate Offering Price**	Amount of Registration Fee
American Depositary Shares evidenced by American Depositary Receipts, each American Depositary Share representing One Ordinary Share of Pharol , SGPS S.A.	n/a	n/a	n/a	n/a

*	Each unit represents one American Depositary Share.
**
Estimated solely for the purpose of calculating the registration fee.  Pursuant to Rule 457(k), such estimate is computed on the basis of the maximum aggregate fees or charges to be imposed in connection with the issuance of receipts evidencing American Depositary Shares.

Pursuant to Rule 429, the Prospectus contained herein also relates to American Depositary Shares registered under Registration Statement No. 333-186095

This Post-Effective Amendment to Registration Statement on Form F-6 may be executed in any number of counterparts, each of which shall be deemed an original, and all of such counterparts together shall constitute one and the same instrument.

PART I
INFORMATION REQUIRED IN PROSPECTUS

PROSPECTUS

The prospectus consists of the proposed form of American Depositary Receipt, included as Exhibit A to the Amendment No. 2 to the Amended and Restated Deposit Agreement filed as Exhibit (a)(3) to this Post-Effective Amendment to Registration Statement on Form F-6 and incorporated herein by reference.

Item 1.	DESCRIPTION OF SECURITIES TO BE REGISTERED

CROSS REFERENCE SHEET

Item Number and Caption			Location in Form of American Depositary Receipt (“Receipt”) Filed Herewith as Prospectus

1.	Name of depositary and address of its principal executive office		Face of Receipt, Introductory article and bottom center

2.	Title of Receipts and identity of deposited securities		Face of Receipt, Top center

Terms of Deposit:

	(i)	The amount of deposited securities represented by one American Depositary Share	Face of Receipt, Upper right corner

	(ii)	The procedure for voting, if any, the deposited securities	Articles number 15, 16 and 18

	(iii)	The collection and distribution of dividends	Articles number 4, 12, 13, 15 and 18

	(iv)	The transmission of notices, reports and proxy soliciting material	Articles number 11, 15, 16, and 18

	(v)	The sale or exercise of rights	Articles number 13, 14, 15, and 18

	(vi)	The deposit or sale of securities resulting from dividends, splits or plans of reorganization	Articles number 12, 13, 15, 17 and 18

	(vii)	Amendment, extension or termination of the deposit arrangements	Articles number 20 and 21

	(viii)	Rights of holders of Receipts to inspect the transfer books of the depositary and the list of holders of Receipts	Article number 11

	(ix)	Restrictions upon the right to deposit or withdraw the underlying securities	Articles number 2, 3, 4, 5, 6, 8 and 22

	(x)	Limitation upon the liability of the depositary	Articles number 4, 9, 14, 18, 19, 21 and 23

3.	Fees and charges which may be imposed directly or indirectly against holders of Receipts		Articles number 4, 7, 8 and 12

Item 2.		AVAILABLE INFORMATION	Article number 11

(a) As set forth in Article 11 of the Form of Receipt constituting the prospectus included herein, upon effectiveness of the termination of Pharol, SGPS S.A.’s reporting requirements under the Securities Exchange Act of 1934 Pharol, SGPS S.A. will publish information in English required to maintain the exemption from registration under Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Securities Exchange Act of 1934") on its Internet Web site (http://pharol.pt/en-us) or through an electronic information delivery system generally available to the public in its primary trading market.

PART II
INFORMATION NOT REQUIRED IN PROSPECTUS

Item 3.	EXHIBITS

(a)(1)
Form of Fourth Amended and Restated Deposit Agreement, dated as of      , 2013, by and among Pharol , SGPS S.A., Deutsche Bank Trust Company Americas, as depositary (the “Depositary”), and all Owners and holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder. – Previously filed as Exhibit (a) to Registration Statement No. 333-186095 and incorporated herein by reference.

(a)(2)
Form of Amendment to Fourth Amended and Restated Deposit Agreement, including the form of American Depositary Receipt.   Previously filed as Exhibit (a)(2) to Registration Statement No. 333-203221 and incorporated herein by reference.

(a)(3)	Form of Amendment No. 2 to Fourth Amended and Restated Deposit Agreement, including the form of American Depositary Receipt. Filed herewith as Exhibit (a)(3).

(b)
Any other agreement to which the Depositary is a party relating to the issuance of the American Depositary Shares registered hereunder or the custody of the deposited securities represented thereby. – Not Applicable.

(c)	Every material contract relating to the deposited securities between the Depositary and the Company in effect at any time within the last three years. – Not Applicable.

(d)
Opinion of counsel to the Depositary as to the legality of the securities being registered. – Previously filed as Exhibit (d ) to Registration Statement No. 333-203221 and incorporated herein by reference.

(e)	Certification under Rule 466. – Filed herewith as Exhibit (e).

(f)	Powers of Attorney for certain officers and directors and the authorized representative of the Company. – Set forth on the signature pages hereto.

Item 4.	UNDERTAKINGS

(a)
The Depositary hereby undertakes to make available at the principal office of the Depositary in the United States, for inspection by holders of the American Depositary Receipts, any reports and communications received from the issuer of the deposited securities which are both (1) received by the Depositary as the holder of the deposited securities; and (2) made generally available to the holders of the underlying securities by the issuer.

(b)
If the amounts of fees charged are not disclosed in the prospectus, the Depositary undertakes to prepare a separate document stating the amount of any fee charged and describing the service for which it is charged and to deliver promptly a copy of such fee schedule without charge to anyone upon request.  The Depositary undertakes to notify each registered holder of an American Depositary Receipt 30 days before any change in the fee schedule.

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, Deutsche Bank Trust Company Americas, on behalf of the legal entity created by the Deposit Agreement, by and among Pharol , SGPS S.A., Deutsche Bank Trust Company Americas, as depositary, and all Owners and holders from time to time of American Depositary Shares evidenced by American Depositary Receipts issued thereunder, certifies that it has reasonable grounds to believe that all the requirements for filing on Form F-6 are met and has duly caused this   Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of New York, State of New York, on April 26, 2016.

Legal entity created by the Deposit Agreement for the issuance of American Depositary Receipts evidencing American Depositary Shares, each representing One Ordinary Share of Pharol , SGPS S.A.

Deutsche Bank Trust Company Americas, solely in its capacity as Depositary

By:	/s/ James Kelly
Name: James Kelly
Title: Vice President

By:	/s/ Michael Curran
Name: Michael Curran
Title: Vice President

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, Pharol , SGPS S.A. has caused this Post-Effective Amendment to Registration Statement on Form F-6 to be signed on its behalf by the undersigned thereunto duly authorized, in Lisbon, Portugal, on April 26, 2016.

Pharol, SGPS S.A.

By:	/s/ Luís Maria Viana Palha da Silva
Name: Luís Maria Viana Palha da Silva
Title: Principal Executive Officer

By:	/s/ Bernardo Amado
Name: Bernardo Amado
Title: Principal Financial Officer and Principal Accounting Officer

POWER OF ATTORNEY

Each person whose signature appears below hereby constitutes and appoints Luís Maria Viana Palha da Silva his or her true and lawful attorney-in-fact with power of substitution and resubstitution to sign in his or her name, place and stead in any and all capacities the Registration Statement and any and all amendments thereto (including post-effective amendments) and any documents in connection therewith, and to file the same with the Securities and Exchange Commission, granting unto said attorney full power to act, and full power and authority to do and perform, in his name and on his behalf, every act whatsoever which such attorney may deem necessary or desirable to be done in connection therewith as fully and to all intents and purposes as he might or could do in person, hereby ratifying and confirming all that said attorney-in-fact, or its substitute or substitutes, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Post-Effective Amendment to Registration Statement on Form F-6 has been signed by the following persons in the capacities indicated on April 26, 2016.

SIGNATURES

Signature	Title

/s/ Luís Maria Viana Palha da Silva	Chairman of the Board of Directors
Luís Maria Viana Palha da Silva	(principal executive officer)

/s/ Bernardo Amado	Chief Financial Officer
Bernardo Amado	(principal financial officer and
principal accounting officer)

Member of the Board of Directors
André Cardoso de Meneses Navarro

/s/ Francisco Ravara Cary	Member of the Board of Directors
Francisco Ravara Cary

/s/ João do Passo Vicente Ribeiro	Member of the Board of Directors
João do Passo Vicente Ribeiro

Member of the Board of Directors
João Manuel Pisco de Castro

/s/ Jorge Telmo Maria Freire Cardoso	Member of the Board of Directors
Jorge Telmo Maria Freire Cardoso

/s/ José Mauro Mettrau Carneiro da Cunha	Member of the Board of Directors
José Mauro Mettrau Carneiro da Cunha

/s/ Maria do Rosário Pinto Correia	Member of the Board of Directors
Maria do Rosário Pinto Correia

Member of the Board of Directors
Pedro Zañartu Gubert Morais Leitão

/s/ Rafael Luís Mora Funes	Member of the Board of Directors
Rafael Luís Mora Funes

/s/ Ricardo Malavazi Martins	Member of the Board of Directors
Ricardo Malavazi Martins

/s/George Boychuk	Authorized U.S. Representative
George Boychuk Managing Director, Depositary Management Corporation

INDEX TO EXHIBITS

Exhibit Number

(a)(3)	Form of Amendment No. 2 to Deposit Agreement

(e)	Rule 466 Certification